Exhibit 99.2

Media Release

Megan Clark AC to join the Rio Tinto board

20 November 2014

The Rio Tinto board announced today that Megan Clark AC will join the board as a non-executive director with effect from 20 November 2014.

Dr Clark has had an extensive career in both the private and public sector in Australia, combining expertise in the metals and mining business with high-level experience in science, research and technology. She is chief executive of Australia’s national research agency, the Commonwealth Scientific and Industrial Research Organisation (CSIRO).

Dr Clark started her career as a geologist, holding various mineral exploration, mine geology and strategy roles with Western Mining Corporation before joining BHP Billiton in senior positions in technology and health, safety and environment. Dr Clark has also been appointed to a number of influential advisory positions to both the Government of Australia and the World Economic Forum on science, technology, innovation and research.

Rio Tinto chairman Jan du Plessis said "We are very pleased that Megan has accepted our invitation to join the Rio Tinto board. Megan not only has extensive mining experience, but is highly regarded and has, throughout her career, forged a strong reputation for driving a culture of innovation and technology, making her a great fit for Rio Tinto. Her appointment further reinforces the significance of Australia to Rio Tinto's global operations.”

Dr Clark said “Over many years I have come to know Rio Tinto very well, and it’s a great global company with an exciting strategic outlook. I am delighted to join the Rio Tinto board and look forward to working with the board and management team as Rio positions its business for the future.”

Megan Clark will join the nominations and sustainability committees.

There is no further information required to be disclosed under paragraph 9.6.13 of the United Kingdom Listing Rules.

Notes to editors:

Dr Clark was awarded a BSc (Hons) in Economic Geology at the  University of Western Australia in 1981 before earning a Doctorate in Economic Geology at  Queen's University, Kingston, Ontario in 1987.

She worked in an extensive range of roles for Western Mining Corporation, including mineral exploration, mine geology, research and development and strategy, before joining NM Rothschild and Sons (Australia) as a director in venture capital and later joining BHP Billiton as vice president Technology in 2003. She was appointed vice president Health, Safety, Environment, Community and Sustainability with BHP Billiton in 2008.

Dr Clark is currently a member of the Australian advisory board to the Bank of America Merrill Lynch.

In 2009, Dr Clark was appointed chief executive of the Commonwealth Scientific and Industrial Research Organisation. She will step down from that position with immediate effect.

As the director of the national research agency, Dr Clark has also held a number of influential advisory positions to the Government of Australia and the World Economic Forum on science, technology, innovation and research. She has been a member of the Australian Prime Minister’s Science, Engineering and Innovation Council, and the Prime Minister’s Taskforce on Manufacturing. She is also a Commissioner on the International Commission on Sustainable Agriculture and Climate Change, a Fellow of the Australian Academy of Technological Sciences and Engineering; the Australian Institute of Company Directors and the Australian Institute of Mining and Metallurgy.

In 2014, Dr Clark was appointed as a Companion of the  Order of Australia for eminent service to scientific research and development.

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